15047188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section MAR 02 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48926

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M & A Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4151 N. Mulberry Dr., Suite 252
(No. and Street)

Kansas City, MO (City) (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica Pastorino (816) 888-7920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce Culley CPA PC
(Name – *if individual, state last, first, middle name*)

3000 NE Brooktree Lane, (Address) Gladstone, (City) MO (State) 64119 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

na 3/12

OATH OR AFFIRMATION

I, Jessica Pastorino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M & A Securities Group, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jenifer [illegible]
Notary Public Notary Seal
State of Missouri County of Platte
My Commission Expires 08/01/2016
Commission # 12375281

[signature]
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

M & A SECURITIES GROUP, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2014

M & A SECURITIES GROUP, INC.

Table of Contents

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721

Independent Auditor's Report

Board of Directors
M & A Securities Group, Inc.
Kansas City, Missouri

I have audited the accompanying statement of financial condition of M & A Securities Group, Inc. as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of M & A Securities Group, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M & A Securities Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (Computation of Net Capital under Exchange Act Rule 15c3-1, 17 C.F.R. § 240.15c3-1, and Computation for Determination of the Reserve Requirements under Exhibit A of Exchange Act Rule 15c3-3, 17 C.F.R. § 240.15c3-3) has been subjected to audit procedures performed in conjunction with the audit of M & A Securities Group, Inc.'s financial statements. The supplemental information is the responsibility of M & A Securities Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 26, 2015

M&A SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Assets:	
Cash and cash equivalents	$ 200,709
Deposits and prepaid expenses	52,500
Receivables:	
Retainers and administrative fees	76,500
Officer	16,727
Employee	5,177
Property and equipment, net of accumulated depreciation of $220	8,165
	$ 359,778

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 153,016
Payroll taxes payable	7,514
Income taxes payable	7,867
Deferred taxes	14,758
	183,155
Stockholder's equity:	
Common stock, no par value; 100,000 shares authorized, 100 issued and outstanding	100
Additional paid-in capital	125,123
Retained earnings	51,400
	176,623
	$ 359,778

The accompanying notes are an integral part of these financial statements.

M&A SECURITIES GROUP, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

Revenues:	
Merger and acquisition retainer and success fees	$ 23,856,220
Administrative fees	393,585
Interest income	904
Other income	246,010
Total revenues	24,496,719
Expenses:	
Commissions and syndication expenses	22,989,351
Compensation and employee benefits	554,668
Professional fees	454,492
Insurance, registration fees and bonding	230,132
Office and other operating expenses	139,945
Total expenses	24,368,588
Income before provision for income taxes	128,131
Income taxes:	
Current	18,373
Deferred	12,673
Total income taxes	31,046
Net income	$ 97,085

The accompanying notes are an integral part of these financial statements.

M&A SECURITIES GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances, December 31, 2013	$ 100	$ 125,123	$ (45,685)	$ 79,538
Net income	-	-	97,085	97,085
Balances, December 31, 2014	$ 100	$ 125,123	$ 51,400	$ 176,623

The accompanying notes are an integral part of these financial statements

M&A SECURITIES GROUP, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 97,085
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	220
Deferred income tax expense	12,673
Interest added to advances	(674)
(Increase) decrease in:	
Retainers and fees receivable	(21,554)
Deposits and prepaids	(42,077)
Increase (decrease) in:	
Accounts payable and accrued liabilities	97,310
Income taxes payable	1,160
Net cash provided by operating activities	144,143
Cash flows used in investing activities:	
Purchase of property and equipment	(8,385)
Officer and employee advances	(5,862)
Net cash used by investing activities	(14,247)
Increase in cash	129,896
Cash and cash equivalents, beginning of year	70,813
Cash and cash equivalents, end of year	$ 200,709
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ 17,213

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Significant Accounting Policies

Nature of Business:

M&A Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company's revenue is primarily derived from licensing merger and acquisition professionals to accommodate any securities related to middle market mergers and acquisitions.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company earns advisory revenues through success fees based upon the occurrence of certain events which may include announcements or completion of various types of financial transactions and also through retainer fee arrangements. Revenue is recognized when: 1) there is a contractual arrangement with a client; 2) agreed upon services have been provided; 3) fees are fixed or determinable; and 4) collection is reasonably assured.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income taxes and tax positions

Current and deferred income taxes are determined in accordance with Financial Accounting Standards Board (FASB) ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred tax liability relates to the deduction of certain prepaid expenses when paid for tax purposes and writing them off for book purposes over the accounting periods benefited, and the expensing of property and equipment for tax purposes. The components of the deferred tax liability on the Statement of Financial Condition at December 31, 2014, relate to the following:

Temporary Difference	Liability
Prepaid insurance	$ 13,125
Basis of property and equipment	1,633
	$ 14,758

The current provision consists of $13,171 of Federal and $5,202 of state and local taxes due on current year taxable income.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2014, management has determined that there are no material uncertain income tax positions. The Company's income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2014, the tax returns for the years 2011 to 2013 are subject to examination.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Retainers and Administrative Fees Receivable

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts, and balances that are still outstanding after reasonable collection efforts have been made are written-off. At December 31, 2014 it was determined that no valuation allowance was necessary.

Property and Equipment

Property and equipment consists of computers and office furniture which are being depreciated using the straight-line method over the estimated five year life for computers and ten year life for office furniture. Depreciation for 2014 was $220. At December 31, 2014 the balances consist of:

Computer equipment	$ 4,830
Office furniture	3,555
	8,385
Less accumulated depreciation	(220)
	$ 8,165

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

M & A SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company had net capital of $105,081, which is $93,854, in excess of its required net capital of $11,227. The percentage of aggregate indebtedness to net capital was 160.25%.

NOTE 3 – OPERATING LEASE

The Company leases office space under a month to month operating lease at $575 per month. Rent expense was $34,306, including amounts for the temporary use of additional space in 2014.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has advanced its majority shareholder $16,727 as of December 31, 2014. This advance bears interest at the rate of 3.5% and is unsecured.

NOTE 5 – DEFINED CONTRIBUTION PLAN

The Company has established a Simplified Employee Pension plan which provides for contributions of up to 25% of employee compensation. Accrued profit sharing contributions to the plan for the year ended December 31, 2014 are $23,273.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued on February 26, 2015, and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

M & A SECURITIES GROUP, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2014

I. Computation of Net Capital Under SEC Rule 15c3-1

Total stockholder's equity	$ 176,623
Deferred tax liability	14,758
Non-allowable assets	(86,300)
Net capital	105,081
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	(11,227)
Excess net capital	$ 93,854
Aggregate indebtedness:	
Total liabilities	$ 183,155
Less deferred taxes	(14,758)
Aggregate indebtedness	$ 168,397
Percentage of aggregate indebtedness to net capital	160.25%

II. Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC Rule 15c3-3.

III. Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2014

IV. Reconciliation Pursuant to SEC Rule 17a-5(d)(4)

Net Capital per December 31, 2014, Form X-17A-5	$ 83,969
Audit adjustments:	
Retirement plan accrual to actual	22,272
Income taxes payable to actual	(1,160)
Net capital per Schedule I above	$ 105,081

M&A securities group

EXEMPTION REPORT

During fiscal year 2014, to the best knowledge and belief of Jessica B. Pastorino, President and Chief Compliance Officer of M&A Securities Group, Inc. ("MAS"), MAS operated pursuant to exemption 15c3-3(k)(2)(i) as MAS did not hold customer funds or safe keep customer securities.

Jessica B Pastorino

President, Chief Compliance Officer

M&A Securities Group, Inc. • 4151 N Mulberry Drive, Suite 252 • Kansas City, MO 64116 • 816•888•7920

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721

Independent Auditor's Review Report

Board of Directors
M & A Securities Group, Inc.
Kansas City, Missouri

I have reviewed management's statements, included in the accompanying exemption report, in which (1) M & A Securities Group, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k)(2)(i) under which M & A Securities Group, Inc. claimed an exemption from 17 C.F.R. 240. 15c3-3(k)(2)(i) and (2) M & A Securities Group, Inc. stated that M & A Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. M & A Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M & A Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 26, 2015

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of
Certified Public Accountants

Member Missouri Society of
Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5 (alt 1)
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
M & A Securities Group, Inc.
Kansas City, Missouri

In planning and performing my audit of the financial statements of M & A Securities Group, Inc., as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule l7a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 26, 2015

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

M & A Securities Group, Inc.

Agreed-Upon Procedures

Form SIPC-7

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

Independent Auditor's Report on Agreed-Upon Procedures
Performed Relative to Form SIPC-7

Board of Directors
M & A Securities Company, Inc.
4151 N. Mulberry Drive, Suite 252
Kansas City, MO 64116

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, I have performed procedures enumerated below with respect to the accompanying General Assessment Reconciliation (form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the twelve months ended December 31, 2014, which were agreed to by M & A Securities Company, Inc. and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listing assessment payment in Form SIPC-7 with the respective cash disbursement entry in the Company's general ledger, noting no differences.

2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, to the amounts reported on Form SIPC-7 for the twelve months ended December 31, 2014, and noting no differences.

3. There were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and its supporting schedules and work papers (Focus Reports and General Ledger) supporting there were no adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was not overpayment noted.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters may have come to my attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

M & A Securities Group Inc
4151 N Mulberry Dr, Ste 252
Kansas City, MO 64116-4442

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jennifer Burch
(816) 888-7920

2. A. General Assessment (item 2e from page 2) $ 60,424

B. Less payment made with SIPC-6 filed (exclude interest) (22,623)
07/30/2014
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 37,801

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 37,801

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M & A Securities Group, Inc.
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 22 day of January, 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 24,496,719

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ____________

(2) Net loss from principal transactions in securities in trading accounts. — ____________

(3) Net loss from principal transactions in commodities in trading accounts. — ____________

(4) Interest and dividend expense deducted in determining item 2a. — ____________

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ____________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ____________

(7) Net loss from securities in investment accounts. — ____________

Total additions — ____________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ____________

(2) Revenues from commodity transactions. — ____________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ____________

(4) Reimbursements for postage in connection with proxy solicitation. — ____________

(5) Net gain from securities in investment accounts. — ____________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ____________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ____________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Reimburse registration, legal fees, E&O, M&A — 327,291

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________

Enter the greater of line (i) or (ii) — ____________

Total deductions — ____________

2d. SIPC Net Operating Revenues — $ 24,169,428

2e. General Assessment @ .0025 — $ 60,424

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